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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/18 (MM/DD/YY) AND ENDING 6/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fortrend Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Level 41, 55 Collins Street
(No. and Street)

Melbourne, VIC, Australia 3000
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Forster 613 9650 8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name - if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) Walnut Creek (City) CA (State) 94596 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fortrend Securities, Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



_____
Signature and Title

Michelle Yee San Lam
Level 41, 55 Collins Street, Melbourne Victoria
An Australian legal practitioner within the meaning
of the Legal Profession Uniform Law (Victoria)

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.

Fortrend Securities, Inc.

Annual Audit Report

June 30, 2019

Fortrend Securities, Inc.

June 30, 2019

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Fortrend Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fortrend Securities, Inc. (the "Company") as of June 30, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fortrend Securities, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fortrend Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Fortrend Securities, Inc.'s auditor since 2003.
Walnut Creek, California
August 28, 2019

Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2019

Assets		
Cash and cash equivalents	$	775,542
Cash deposit with clearing broker		12,236
Commissions receivable		37,632
Securities owned, at fair value (deposit with clearing broker)		92,125
Due from related parties, net of $112,892 allowance		195,687
Total Assets	**$**	**1,113,222**

Liabilities and Shareholder's Equity		
Accounts payable	$	1,400
Income tax payable		26,013
Deferred tax liability		7,441
Due to related parties		800
Total Liabilities		**35,654**

Shareholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		281,787
Retained earnings		795,781
Total Shareholder's Equity		**1,077,568**
Total Liabilities and Shareholder's Equity	**$**	**1,113,222**

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Statement of Income

For the Year Ended June 30, 2019

Revenue		
Commission revenue	$	1,705,216
Advisory fees		311,791
Interest and dividend income		6,880
Loss on securities owned		(2,150)
Other income		33,423
Total Revenue		2,055,160
Expenses		
Introduction fees		1,563,149
Clearing fees		109,707
Professional fees		43,672
Bad debt expense		13,000
Information services and market data		880
Rent		600
Other operating expenses		38,166
Total Expenses		1,769,174
Net Income from Operations		285,986
Tax provision		73,805
Net Income	$	212,181

See accompanying notes to the financial statements.

3

Fortrend Securities, Inc.

Statement of Changes in Shareholder's Equity

For the Year Ended June 30, 2019

		Common Stock		Retained Earnings		Total
July 1, 2018	$	281,787	$	583,600	$	865,387
Net income		-		212,181		212,181
June 30, 2019	$	281,787	$	795,781	$	1,077,568

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2019

Cash Flows from Operating Activities		
Net income	$	212,181
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Loss on securities owned		2,150
Bad debt expense		13,000
Deferred taxes		(939)
(Increase) decrease in:		
Commissions receivable		15,874
Due from related parties		(187,643)
Prepaid expense		9,872
Increase (decrease) in:		
Income tax payable		(30,246)
Due to related parties		(3,258)
Net Cash Provided by Operating Activities		30,991
Net increase in Cash and Cash Equivalents		30,991
Cash and cash equivalents at beginning of year		756,787
Cash and cash equivalents at end of year	$	787,778

Supplemental information:

Income taxes paid	$	104,790

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2019

1. Organization

Fortrend Securities, Inc. ("the Company") incorporated in Delaware on March 8, 1992 and was approved for membership by the Financial Industry Regulatory Authority ("FINRA") on September 7, 1993. The Company engages primarily as an introducing broker-dealer. The Company has a clearing agreement with Raymond James. It also has a piggy back agreement with Fortrend Securities Pty. Ltd. ("FSA"), a company under common control, and acts as a regulated conduit for the accounts of FSA which are introduced to the Company, which in turn are introduced to Raymond James.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Commissions Receivable
Commissions receivable are carried at the invoiced or contracted amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing commissions receivable. The Company considers all commissions receivable as fully collectible.

Securities Transactions
Customer securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis. Related commission income and expenses are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company files federal income tax returns in the United States. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

Securities Owned
Securities owned consist of equity securities and are stated at fair value with related changes in unrealized appreciation or depreciation reflected in gains or losses on the statement of income.

Comprehensive Income
There are no differences in net income and comprehensive income.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2019

3. **Recently Issued Accounting Pronouncement, Not Yet Adopted**

ASU 2016-13 Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13")
In June 2016, the FASB issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosure. The amended guidance requires financial assets that are measure at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in year ending June 30, 2021 and will be applied through a cumulative effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

4. **Revenue from Contracts with Customers, Recently Adopted**

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), that defines how companies report revenues from contracts with customers and requires enhanced disclosures. The Company adopted ASU 2014-09 as of July 1, 2018 and elected to use a full retrospective approach. Therefore, any cumulative effect of applying the new standard would be presented at the earliest period reflected on the financial statements. The implementation of ASU 2014-09 did not result in a cumulative effect adjustment at the date of adoption and had no material impact on the Company's financial statements for the year ended June 30, 2019.

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenue from contracts with customers:

Commission Revenue
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2019

4. Revenue from Contracts with Customers, Recently Adopted (continued)

Advisory Fees

As an alternative to paying commissions on securities transaction, customers may pay advisory fees quarterly in advance based on assets held in their accounts. Advisory fees are recognized in accordance with contractual terms when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to. The Company transfers control of its performed services to the customer over time as the services are performed, and the Company generally recognizes revenue ratably over time to match the continued delivery of the performance obligations to the customer over the life of the contract.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended June 30, 2019:

Revenues from contracts with customers:		
Commission revenue	$	1,705,216
Advisory fees		311,791
Total revenue from contracts with customers	$	2,017,007

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the customer. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. There was no deferred revenue at July 1, 2018 and June 30, 2019. The Company had receivables related to revenue from the contracts with customer of $53,506 and $37,631 at July 1, 2018 and June 30, 2019, respectively.

Contract Costs

Direct costs to obtain or fulfill a contract are evaluated on a contract by contract basis. There were no capitalized contract costs at June 30, 2019.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2019, the Company's net capital was $819,240, which exceeded the requirement by $719,240.

6. Reserve and Possession or Control Requirements

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2019

7. Clearing Broker Requirements

The Company has a clearing agreement with Raymond James & Associates, Inc. The clearing agreement requires the Company to maintain a deposit of $100,000. At June 30, 2019, the total deposit of $104,361 consisted of $12,236 cash and $92,125 in securities presented on the statement of financial condition.

8. Cash and Cash Equivalents

The following table provides a reconciliation of cash and cash deposit with clearing broker reported within the statement of financial condition that sum to the totals of the same such amounts presented in the statement of cash flows:

Cash and cash equivalents	$	775,542
Cash deposit with clearing broker		12,236
Total cash and cash equivalents presented in the statement of cash flows	$	787,778

9. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

Tax expense for the year ended June 30, 2019 consists of the following:

Current federal	$	74,744
Deferred federal benefit		(939)
Tax provision	$	73,805

The deferred tax liability of $7,441 is the result of differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. The Company is no longer subject to federal tax examinations by tax authorities for years ending before 2015. The Company does not have any state filing requirements.

Management evaluates its tax positions for any potential uncertain tax positions. As of June 30, 2019, no uncertain tax positions have been identified.

10. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2019

10. Fair Value Measurements (continued)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

In determining the appropriate levels, the Company performed a detailed analysis of its assets and liabilities. At year end, there were no assets or liabilities for which the fair value measurement was based on significant unobservable inputs.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of June 30, 2019:

	Level 1	Level 2	Level 3	Total
Assets at fair value				
Exchange traded funds	$ 92,125	$ -	$ -	$ 92,125
Total assets at fair value	$ 92,125	$ -	$ -	$ 92,125

11. Risk Concentrations

At June 30, 2019, 100% of commissions receivable was from the Company's clearing broker.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

12. Related Party Transactions

PaineWebber Australia Pty. Ltd. ("PaineWebber"), an Australian company under common control, had an agreement with the Company whereby it charged $50 per month to the Company for rent only. The amount due to PaineWebber is $800 at June 30, 2019.

FSA, an Australian company under common control, has an agreement with the Company for introduction of FSA clients to the Company. During the current year, the introduction fees totaled $1,563,149 and are included in operations. As of June 30, 2019, $118,448 was advanced to FSA.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2019

12. Related Party Transactions (continued)

Advances to the Company's president and sole shareholder totaled $77,239 at June 30, 2019 and are included in due from related parties on the statement of financial condition.

During the year ended June 30, 2019, the Company paid $13,000 of professional fees on behalf of Domus Tower, Inc. ("Domus"), a company under common control. Such payments are included in due from related parties on the statement of financial condition and totaled $112,892 as of June 30, 2019. Collection of this receivable is considered unlikely so there is an allowance for doubtful accounts for the total balance.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

13. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company introduces transactions on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the handling of orders for securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

14. Subsequent Events
The Company has evaluated subsequent events through August 28, 2019, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc.
Schedule I

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**

As of June 30, 2019

Net Capital		
Total shareholder's equity	$	1,077,568
Less: Non-allowable assets		
Due from related parties		195,687
Total non-allowable assets		195,687
Tentative Net Capital		881,881
Less: Haircuts on securities owned		62,641
Net Capital		819,240
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $28,213 or $100,000, whichever is greater		100,000
Excess Net Capital	$	719,240

Reconciliation with Company's Net Capital Computation (in Part II of Form x-17A-5 as of June 30, 2019, as amended on August 28, 2019)

There were no material differences noted in the Company's net capital computation at June 30, 2019.

See accompanying notes to the financial statements.

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
Fortrend Securities, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Fortrend Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
August 28, 2019

Fortrend Securities, Inc.

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended June 30, 2019

Fortrend Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of June 30, 2019 without exception; and

There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).



Joseph Forster
President